

Mail Stop 4561

March 22, 2006

Paul A. Maisch
Senior Vice President and Chief Financial Officer
Provident New York Bancorp
400 Rella Blvd.
Montebello, NY 10901

> **Re:** **Provident New York Bancorp**
> **Form 10-K for the Fiscal Year Ended September 30, 2005**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2005**
> **File No. 0-25233**

Dear Mr. Maisch:

We have reviewed the responses in your letter filed on February 28, 2006 and have the following additional comment.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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10-Q for the Fiscal Quarter Ended December 31, 2005

1.	We note that the officers' certifications under Exchange Act Rule 13a-14(a) omit the portion of the introductory language in paragraph 4 that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting, as well as paragraph 4(b). We further note that the company was required to file the internal control reports required by Items 308(a) and (b) of Regulation S-K in the company's Form 10-K for the fiscal year ended September 30, 2005. As such, the company was no longer entitled to rely on the extended transition period that previously permitted the omission of the language noted above and must now include all of the language required in the certifications. Please amend the Form 10-Q for the quarter ended December 31, 2005 to provide new certifications under Rule 13a-14(a) that conform exactly to the form of certification contained in Item 601(b)(31) of Regulation S-K. The amended Form 10-Q may consist of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4, and 5 of the certification. When filing the new certifications, the company should also correct other changes that have been made from the form of certification contained in Item 601(b)(31) of Regulation S-K, such as including the title of the officer at the beginning of the certification and deleting a required parenthetical in paragraph 5.

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	As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

	You may contact Charles Kwon at (202) 551-3231 or Jonathan Ingram at (202) 551-3232 if you any questions.

				Sincerely,

				Joyce Sweeney
				Accounting Branch Chief